May 17, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (954) 473-1256

Ronald T. Linares
Chief Accounting and Financial Officer
OmniComm Systems, Inc.
2555 Davie Road, Suite 110-B,
Davie, Florida  33317

Re:	OmniComm Systems, Inc.
	Form 10-KSB for the year ended December 31, 2004
      File No. 0-25203

Dear Mr. Linares:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Financial Statements

Consolidated Statements of Operations

1. We note that Interest Expense, net on the Statement of Operations was $938,639 in 2003 while Interest Expense, net was $138,757 per Management`s Discussion and Analysis. Also, the sum of total other expenses per the Statement of Operations for 2003 does not equal the sum of the individual components. Please advise and tell us the reasons for the significant reduction in interest expense, net from
2004 to 2003. In future filings revise to present interest income and interest expense separately.

Notes to the Consolidated Financial Statements

Note 7:  Notes Payable

2. We note the existence of notes payable with origination dates in fiscal year 2004 totaling $2,103,619. Please tell us how this relates to the cash from financing activities on the Statement of Cash Flows disclosing Proceeds from notes payable of $1,024,099. Please tell us why the amounts differ.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Accounting Branch Chief


OmniComm Systems, Inc
May 17, 2005


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